May 22, 2006

VIA EDGAR

Melissa Campbell Duru, Esq.

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Re:	NewPage Holding Corporation
Registration Statement on Form S-1
File No. 333-133367 (the “Form S-1”)

Dear Ms. Duru:

On behalf of NewPage Holding Corporation, Inc. (the “Registrant”), we have filed simultaneously by EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Form S-1, which addresses the applicable comments contained in the Comment Letter (as defined below).

This letter is in response to the comments of the Staff set forth in its letter dated May 10, 2006 (the “Comment Letter”), concerning the Form S-1 and the Registrant’s Registration Statement on Form S-4 (File No. 333-129343) (the “Form S-4”). For the convenience of the Staff, we have repeated each of the Staff’s comments in italics immediately above our responses to each corresponding comment. Capitalized terms used herein and not otherwise defined herein have the meanings set forth in Amendment No. 1.

As discussed with the Staff by telephone on May 17, 2006, and as described in the Form S-1, a portion of the proceeds from the securities to be issued thereunder will be used to redeem in full the PIK Notes that are to be exchanged for the securities that are the subject of the Form S-4. The Registrant intends to consummate the initial public offering contemplated by the Form S-1 as soon as practicable, subject to changes in market conditions, and therefore currently does not expect to consummate the exchange offer contemplated by the Form S-4. Accordingly, the Registrant has not at this time filed an amendment to the Form S-4 addressing the Staff’s comments. To the extent that Registrant later determines to consummate the exchange offer, it will file an amendment to the Form S-4 reflecting the applicable comments contained in the Comment Letter and in any further comment letter pertaining to the Form S-1, as well as any other applicable conforming changes made in the Form S-1.

Form S-4/A

General

1.	Contemporaneous with the filing of the current amendment, you have also filed a Form S-1 registration statement relating to an initial public offering of your common stock.

Melissa Campbell Duru, Esq.

Securities and Exchange Commission

May 22, 2006

The amended S-4 disclosure should be revised where appropriate to reflect this offering. For example, the disclosure in the S-1 regarding your anticipated use of proceeds following the initial public offering is currently omitted from the S-4 prospectus. Revise the disclosure throughout the S-4 to reference material information regarding the initial public offering and the impact of such on your financial condition for the upcoming 12 months. As appropriate, please make parallel changes to affected disclosure in the S-1 based on revisions made to the S-4.

To the extent that the Registrant further amends the Form S-4, these comments will be addressed in connection with that amendment. However, the Registrant notes in response to this comment that, to the extent it consummates the initial public offering contemplated by the Form S-1, it will redeem all of the PIK Notes that are the subject of the Form S-4 pursuant to the indenture governing the PIK Notes.

2.	We expect that you will need to update your financial statements to comply with Rule 3-12 of Regulation S-X.

The revisions requested by the Staff have been made in Amendment No. 1.

3.	Include a Recent Developments Section that discloses the recent divestiture of your carbonless paper business segment and the decision to commence an initial public offering of common stock of the company.

This comment will be addressed in connection with any amendment to the Form S-4.

4.	We remind you of prior comment 11 of our letter dated December 1, 2005 in which we requested you provide objective support for the statements made in the prospectus. On page 5, you disclose your belief in your ability to reduce or avoid market down-time and to participate in improving industry pricing in 2006. You state this belief is based in part, on assumptions relating to demand for coated paper products remaining stable or increasing. However, on page 49, you disclose that in the second quarter of fiscal 2005, you experienced a reduction in sales volume caused largely by “a slowdown in industry demand”. You further state that this led to market related down-time which reduced your production by approximately 30,000 tons more of coated paper in the fiscal year 2005 as compared to the fiscal year 2004. In light of the recent industry downturn in demand, please provide support and clarify the reasons for your belief that demand will in fact, stabilize or increase in 2006. Further, rather than defining “RISI” on page 32, revise your disclosure to define the term when first used in the prospectus. Additionally, please confirm that the studies referenced in the prospectus are available to the public free of charge or for a de minimis amount.

The Registrant believes that the industry slowdown in the second quarter of 2005 was a short term event affecting its industry caused by lower advertising spending and customer inventory reductions as described on page 62 of Amendment No. 1 rather than a trend.

Melissa Campbell Duru, Esq.

Securities and Exchange Commission

May 22, 2006

According to RISI, while demand in the second quarter of 2005 decreased 3.3%, demand increased by 2.6% from the second quarter of 2005 to the first quarter of 2006. RISI expects demand to increase by 1.9% in 2006. Third parties, including RISI, continue to project that North American coated paper demand will increase in 2006 through 2010.

The revisions requested by the Staff regarding the definition of “RISI” have been made. The Registrant notes that the studies referenced in the prospectus are not available to the public free of charge or for a de minimis amount. However, the studies referenced in the prospectus are available to subscribers and are not studies commissioned by the Registrant.

Prospectus Summary, page 1

Summary Terms of New Notes, page 11

5.	Revise the second sentence in footnote 1 to clarify that the paper series also now includes Class C common percentage interests. Please also note our subsequent comment requesting clarification of the circumstances surrounding the issuance of such interests.

This comment will be addressed in connection with any amendment to the Form S-4.

6.	Update the disclosure in this section and in the disclosure under “Description of the New Notes” on page 102 to reference the newly announced public offering of securities and your intention to fully redeem the PIK Notes with the proceeds raised from such an offering.

This comment will be addressed in connection with any amendment to the Form S-4.

Summary Historical and Pro Forma Combined Financial Data, page 15

7.	You state that you present EBITDA in the prospectus because “it is a primary component of certain covenants...” However, we note from your discussion of covenants within the Description of Certain Indebtedness on page 98 and 99, that the covenants are based on an amount identified as adjusted EBITDA, which has a different meaning than EBITDA. As such, the relevance of your presentation and discussion of EBITDA as a factor in your covenant calculations is somewhat illusive, and may require further revision to clarify.

The presentation in Amendment No. 1 has been revised in response to the Staff’s comment.

Melissa Campbell Duru, Esq.

Securities and Exchange Commission

May 22, 2006

Risk Factors, page 18

Risks Relating to the New Notes, page 18

“A substantial portion of our debt.,” page 19

8.	Remove the mitigating language that appears in the last sentence of this risk factor.

The revisions requested by the Staff have been made in Amendment No. 1.

Risks Relating to Our Business, page 23

“If we are unable to obtain raw materials... ,” page 25

9.	On page 52 you provide an estimate of the impact to your financial condition and results of operations resulting from a $1 increase in the cost of a barrel of crude oil, Further supplement this risk factor to delineate, as done on page 52, the dollar impact resulting from inflation related to recent increases in energy costs.

The revisions requested by the Staff have been made in Amendment No. 1.

Unaudited Pro Forma Combined Financial Data and Other Pro Forma Information, page 37

10.	Please expand your introductory paragraphs to describe the transactions that underlie the presentation of the pro forma financial information, including the dates of the transactions and consideration paid. We expect the discussion would be similar to that provided within Management’s Discussion and Analysis on page 44 and 45, and responsive to the requirements set forth in Rule 11-02(b)(2) of Regulation S-X.

The revisions requested by the Staff have been made in Amendment No. 1.

11.	We note that you have not reflected the sale of your carbonless paper business or hydroelectric facilities in the pro forma statements. On a combined basis, the sales of the carbonless paper business and hydroelectric facilities appear to meet the definition of a significant subsidiary in Rule 1-02(w) of Regulation S-X. In addition, as the carbonless paper business was considered a separate segment under the provisions of SFAS 131, it would seem that the sale of such segment would be material to investors. As such, it appears you may need to revise the pro-forma financial information to show the effects of the pending disposition of the carbonless paper segment and the hydroelectric facilities to comply with Rule 11-01(a)(4) of Regulation S-X. We would not object if you wish to utilize separate columns for subtotals and differentiating these pro forma adjustments.

The carbonless paper business has been accounted for as a discontinued operation as of the first quarter ended March 31, 2006. These dispositions do not meet the significant subsidiary tests outlined in Rule 1-02(w), but the Registrant agrees that pro forma presentation would be useful to investors given the effect on revenue. The Registrant has added pro forma disclosures showing the effects of the pending dispositions.

Melissa Campbell Duru, Esq.

Securities and Exchange Commission

May 22, 2006

12.	Since you have filed a Form S-1 for an initial public offering of your common shares, with the intention of using proceeds to redeem various notes, pay premiums on note redemptions, restructure credit facilities, and pay a distribution to your parent company, we believe that you should revise the pro forma financial information in the Form S-4 to also show the effects of the initial public offering and your intended use of proceeds. Please utilize subtotals in your pro forma financial statements, before these adjustments.

This comment will be addressed in connection with any amendment to the Form S-4. Please also see the response to Comment 1.

13.	In Note 3 to the pro forma consolidated statement of operations you explain that the reduction in selling, general and administrative costs includes stand-alone costs that have been incurred under “other contractual arrangements” subsequent to the acquisition. Please clarify in your disclosure whether the “other contractual arrangements” includes the costs associated with the information technology and human resources services agreement with Accenture, which you discuss on page F-47 and in various other locations within the document. Please explain your position if this is not the case.

The disclosure has been revised to clarify that “other contractual arrangements” does not include the Accenture agreement. The Registrant did not enter into the Accenture agreement until after completion of the Acquisition Transactions. The costs presented only include costs incurred subsequent to the Acquisition Transactions pursuant to agreements entered into prior to or in connection with the Acquisition Transactions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

Liquidity and Capital Resources, page 44

14.	Revise to clarify whether your estimated budget includes anticipated net proceeds available following the initial public offering or whether the estimated budget is based solely on current cash and credit available. Supplement your discussion to reference expenditures to be made in connection with the redemption of the New Notes in the event your initial public offering is completed.

The revisions requested by the Staff in the first sentence of this Comment have been made in Amendment No. 1. The revisions requested by the Staff in the second sentence of this Comment will be addressed in connection with any amendment to the Form S-4.

Melissa Campbell Duru, Esq.

Securities and Exchange Commission

May 22, 2006

Sale of Carbonless Paper Business and Hydroelectric Generating Facilities, page 45

15.	Supplement your disclosure by providing an explanation of the reasons for the divestiture of the carbonless paper business segment.

The revisions requested by the Staff have been made in Amendment No. 1.

Cost of Sales, page 46

16.	In light of recent volatility in the price of crude oil, and therefore, petroleum-based products, rather than state the price of latex increased “significantly”, quantify the dollar amount by which such prices increased in 2005 in comparison to 2004.

The revision requested by the Staff has been made in Amendment No. 1.

Liquidity and Capital Resources, page 53

17.	In Note R to your audited financial statements, you explain that your operating subsidiaries existing indebtedness prevents it from making distributions to you, that you have no independent assets or operations, and therefore, your ability to repay the PIK notes is dependent on your ability to raise funds from issuing capital stock.

The guidance in Instruction 6 to Item 303(a) of Regulation S-K explains that in situations where distributions from subsidiaries are restricted, the discussion of liquidity should describe the nature and extent of such restrictions and the impact such restrictions have had and are expected to have on the ability of the parent to meet its cash obligations. Please revise your disclosure to provide this discussion.

This comment will be addressed in connection with any amendment to the Form S-4.

Capital Expenditures, page 54

18.	Although you specify how approximately $21 million of the $90 million 2006 capital expenditure budget will be spent, you have not delineated how you intend to spend the remaining $69 million. Please revise your disclosure accordingly.

The revision requested by the Staff has been made in Amendment No. 1.

19.	We note the recent sale of the carbonless paper business and the revised disclosure in the Business section that states a business strategy of the company’s will be to “enhance scale through opportunistic acquisitions and strategic partnerships.” Please advise us of your intentions with respect to future acquisitions that would be consummated in the next 12 months and specify the limitations imposed on you with respect to the types of business acquisitions you may make generally. In this regard, we refer you to Section 5.06 of the Asset Purchase Agreement dated February 21, 2006 in which you agree to refrain from directly or indirectly engaging in business of the kind done by the carbonless business segment sold during a restricted period. We may have further comment.

Melissa Campbell Duru, Esq.

Securities and Exchange Commission

May 22, 2006

The Registrant is not currently engaged in any acquisition discussions and therefore has no present intention of consummating acquisitions within the next 12 months. However, the Registrant has in the past considered acquisitions and expects in the future to opportunistically consider appropriate acquisition opportunities when they arise.

The indentures governing the PIK Notes, floating rate senior secured notes due 2012, 10% Senior secured notes due 2012 and 12% senior subordinated notes due 2013 (the “Notes”) contain a covenant by NewPage Corporation not to, and not to permit any of its restricted subsidiaries to, engage in any business other than Permitted Businesses, except to the extent as could not be material to NewPage Corporation and its restricted subsidiaries taken as a whole. The indentures governing the Notes define “Permitted Business” to mean any business engaged in by NewPage Corporation or any of its restricted subsidiaries on the date of the original issuance of the Notes and any business or other activities that are reasonably similar, ancillary, complementary or related to, or a reasonable extension, development or expansion of, the businesses in which NewPage Corporation and its restricted subsidiaries are engaged on the date of original issuance of the Notes.

The Registrant’s senior secured credit facilities contain a covenant that the Registrant shall not, nor shall it permit any of its subsidiaries to make acquisitions (other than acquisitions of inventory, supplies, intellectual property, materials and equipment and capital expenditures in the ordinary course of business) except for Permitted Acquisitions (as defined in the senior secured credit facilities) for less than $150 million in the aggregate. Permitted Acquisitions are generally defined to include acquisitions that would not give rise to an event of default under the senior secured credit facilities, not cause the Registrant and its subsidiaries to cease to be in compliance with the financial covenants in the senior secured credit facilities on a pro forma basis after giving effect to the acquisition, and are of a person or business in a “Permitted Business”. The senior secured credit facilities define “Permitted Business” to mean any business engaged in by the Coated and Carbonless Papers Group on the date of the Acquisition and any business or other activities that are reasonably similar, or related to, the business in which the Coated and Carbonless Papers Group is engaged on such date.

There are no other limitations on the types of business acquisitions that the Registrant may make generally other than described above under the Registrant’s senior secured credit facilities and indentures governing the Notes and the section of the Asset Purchase Agreement referred to by the Staff.

20.	Revise your disclosure to reference the sources of capital you intend to use to accomplish your business strategy with respect to the acquisitions and strategic partnerships you reference on page 72.

The revision requested by the Staff has been made in Amendment No. 1.

Melissa Campbell Duru, Esq.

Securities and Exchange Commission

May 22, 2006

Legal Proceedings, page 82

21.	We note the updated disclosure under Legal Proceedings with respect to the pending case in the Federal District Court of Maryland. Clarify your disclosure to indicate whether you anticipate being able to receive indemnification from MeadWestco in the event the court rules in favor of the Environmental Protection Agency. Specifically, clarify whether the issues involved in the case relate to the design, installation or construction of scrubber-compliant baghouse that would be considered capital spending as defined in the purchase agreement. In this regard, we note that MeadWestvaco would not indemnify you for litigation losses stemming from such design, installation or construction. We may have further comment.

In the event the Court rules in favor of the EPA and requires the mill in Luke, Maryland to design, install and construct a scrubber-compliant baghouse, the Registrant agreed in the purchase agreement relating to the Acquisition to pay for any capital spending relating to that scrubber-compliant baghouse up to a certain threshold and MeadWestvaco agreed to indemnify the Registrant for litigation losses in excess of that threshold. The revisions requested by the Staff have been made in Amendment No. 1 and this term of the purchase agreement has been clarified.

Management, page 83

22.	Please revise the biographical information of the directors and officers so that it complies with Item 401 of Regulation S-K. For example, revise the biographies to ensure that you completely describe each individual’s business experience for the past five years and disclose the dates of experience by month and year. Also, ensure that there are no gaps or ambiguities regarding time in the five-year business sketches you provide. For example, we note gaps in the biographies of Messrs. Suwyn, Clark, Cooper, Armstrong, Prystash, and Strong.

The revisions requested by the Staff have been made in Amendment No. 1.

Summary Compensation Table, page 87

23.	It would appear based on the salary and bonus received by Mr. Martin that he should be amongst the officers included in the summary compensation table. Please revise or advise.

For purposes of determining the named executive officers to be included in the summary compensation table, the Registrant combined the salary and bonuses earned by the executive officers and paid by MeadWestvaco, for the period prior to the acquisition on May 2, 2005 with the salary and bonus earned after the acquisition and paid by the Registrant. When taking into account all compensation for the entire year, Mr. Aardema received more compensation than Mr. Martin.

Melissa Campbell Duru, Esq.

Securities and Exchange Commission

May 22, 2006

Termination Provisions, page 89

24.	Revise to specify here and in the disclosure regarding Mr. Vogel, the welfare benefits and value thereof that the named executives are entitled to receive.

The revisions requested by the Staff have been made in Amendment No. 1. The named executives are entitled to receive continued welfare benefits for 24 months after the termination date comprised of medical, dental, life insurance and accidental death and dismemberment insurance benefits with a total aggregate value of approximately $23,000.

Former Chief Executive Officer, page 89

25.	Revise to specify the “certain conditions” that must be satisfied in order for Mr. Vogel to receive the repurchase consideration of $7 million. Additionally, please provide us with the repurchase agreement dated April 5, 2006 that you reference in the disclosure.

The repurchase consideration of $7 million was paid to Mr. Vogel on May 16, 2006. The disclosure has been revised to reflect this payment. The Registrant will provide the Staff a copy of the Repurchase Agreement under separate cover.

Management Restricted Participation Interests, page 90

26.	We note that a portion of the Class A, B and C Common Percentage Interests will automatically vest upon an “initial public offering.” Revise the disclosure to clarify whether the “initial public offering” must be made by you or by Maple Timber Acquisition. If the “initial public offering” must be made by you, update the discussion to explain that you filed a Form S-1 for such an offering, and include the impact of the vesting on the consolidated financial statements within a footnote to the pro forma financial information.

The revisions requested by the Staff have been made in Amendment No. 1.

27.	It appears that Class C Common Percentage interests were recently issued to Mr. Willet. Explain, to us why Class C Common Percentage interests were exclusively issued to Mr. Willet and generally inform us of the circumstances under which new classes of Common Percentage interests can be issued. For example, explain whether additional series of Common Percentage interests in Maple Timber Acquisition will be issued upon the engagement of new or additional executive officers or directors. Finally, in light of the pending initial public offering, revise to delineate the impact, if any, on the investors in the initial public offering resulting from additional issuances and distributions to current percentage interest holders.

A separate class of common percentage interests was established to allow Mr. Willet to participate in the future appreciation in value of the Registrant’s business from the time

Melissa Campbell Duru, Esq.

Securities and Exchange Commission

May 22, 2006

he joined as chief operating officer. New classes of common percentage interests can be established by a majority vote of the management board of Maple Timber Acquisition LLC. Under applicable accounting guidelines, the Registrant will recognize equity compensation expense over the requisite service period. For distributions to repurchase unvested restricted interests or interests that have been vested less than six months, additional compensation charges for the change in fair value from the date of issue to when the interest is settled could be significant. While no determination has been made at this time, the Registrant expects that in the future equity based compensation for new executives would be based on the common stock of the Registrant in the form of options, restricted stock, stock appreciation rights or other stock based awards of the Registrant.

Certain Material U.S. Federal Income and Estate Tax Considerations, page 140

28.	Please revise the discussion included in this section to specifically state that the discussion constitutes the opinion of counsel. In addition, identify tax counsel who is issuing the opinion.

This comment will be addressed in connection with any amendment to the Form S-4.

Financial Statement – NewPage Holding Corporation and Subsidiaries, page F-24

Note B-Summary of Significant Accounting Policies, page F-30

Derivative financial instruments, page F-30

29.	You disclose that the fair value of purchased derivative instruments is based on the amount you could receive from the counterparty. However, in the next paragraph regarding the fair value of financial instruments you explain that the fair values of the interest rate swaps and cap, and the basket option contract is based on quotes from brokers. These two disclosures do not appear to be consistent with one another. Please clarify within the disclosures how the fair values of the instruments are determined.

The revisions requested by the Staff have been made in Amendment No. 1.

Note C – Acquisition and Related Transactions, page F-32

30.	Revise the discussion to clearly indicate whether you had any operations and/or activity prior to the acquisition of the predecessor. In other words, it should be clear from the disclosure what your date of inception is, and why you are only presenting the results of operations for the eight months ended December 31, 2005.

The revisions requested by the Staff have been made in Amendment No. 1.

Melissa Campbell Duru, Esq.

Securities and Exchange Commission

May 22, 2006

Note P – Subsequent Events, page F-49

31.	You explain that the assets sold related to the hydroelectric generating facilities and the carbonless paper business were not classified as held for sale because approval for the sales did not occur prior to December 31, 2005. Please address all the points identified in paragraph 30 of SFAS 144 in making your determination. We anticipate that you will be reclassifying activity associated with these operations to comply with the guidance in paragraph 42 of SFAS 144 when updating your financial statements.

Below are the points identified in paragraph 30 of SFAS No. 144 with the registrant’s comments:

a. Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group).

On June 2, 2005, the Registrant announced that it would be evaluating steps needed to ensure the carbonless paper business and associated facilities would remain viable for the long term. Options being considered included a sale of the segment to a buyer with better alignment to its core business or to the carbonless management team and/or its employees. As a third option, the Registrant would retain the operations and would perform a major restructuring and streamlining of the existing facilities to reduce costs. The process of reviewing the options was expected to take a number of months to complete. During the second half of 2005, the Registrant had begun to explore an ESOP transaction with the employees of the mill and placed that exploration on hold at year end 2005 to discuss a sale transaction with P.H. Glatfelter Company. The negotiations with Glatfelter proceeded in 2006 and a definitive agreement was signed on February 21, 2006. The board of directors did not approve the sale of the carbonless business until the time of the definitive agreement.

The Registrant explored the potential sale of the hydroelectric facility during the second half of 2005 but had made no firm commitment to sell the assets until it reached a definitive agreement to sell to Brascan Power, Inc. on January 7, 2006. The board of directors did not approve the transaction until 2006.

b. The asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups).

The Registrant believes that both asset groups would have met this provision.

c. An active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated.

The Registrant believes believe that both assets would have met this provision.

Melissa Campbell Duru, Esq.

Securities and Exchange Commission

May 22, 2006

d. The sale of the asset (disposal group) is probable and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 31.

The Registrant believes that, absent the required board approval described above, the hydroelectric facility would have met this provision as the market for hydroelectric investments was favorable to sellers as a result of a significant rise in energy prices in the third quarter of 2005.

As mentioned, the Registrant had been exploring an ESOP transaction for the carbonless business near year end and, therefore, even absent the required board approval described above, this provision was not met.

e. The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value.

The Registrant believes that both asset groups would have met this provision.

f. Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

As previously discussed, approval had not occurred as of December 31, 2005, and, therefore, this provision was not met as of December 31, 2005.

In the quarter ended March 31, 2006, the Registrant began reporting the carbonless paper business as a discontinued operation and has reclassified the carbonless paper business as a discontinued operation for all periods presented in accordance with SFAS 144. The Registrant has classified the hydroelectric generating assets as held for sale as of March 31, 2006. These assets did not qualify as a discontinued operation as the Registrant did not operate the facility as a separate component, but treated it as a cost center. In conjunction with the approval of the board of directors and the signing of the definitive agreements, the Registrant believes that it met all of the SFAS 144, paragraph 30 criteria as of March 31, 2006.

Exhibit 12.1

32.	The entire schedule is labeled as that of NewPage Holding Corporation and Consolidated Subsidiaries without giving any indication that the periods from 2001 through April 30, 2005 relate to the predecessor. Please revise to clearly indicate the periods related to the predecessor and include a line separating the predecessor from successor, similar to the presentation in the Selected Financial Information on page 41.

This comment will be addressed in connection with any amendment to the Form S-4.

Melissa Campbell Duru, Esq.

Securities and Exchange Commission

May 22, 2006

Form S-1

General

33.	Provide updated disclosure in each amendment. For example, please include information regarding the stock-split you intend to effect prior to the closing of the initial public offering. We will need time to review all new disclosure, any additional proposed artwork or graphics and all omitted exhibits. You can expedite the review process by providing all this information and all these documents promptly. We may have additional comments.

The Registrant will respond to this comment in a future amendment to the Form S-1 after it has determined the stock split.

Cover Page

34.	Please provide disclosure regarding the number of shares being offered and the estimated price range of the shares as required by Item 501(b) of Regulation S-K.

The Registrant will respond to this comment in a future amendment to the Form S-1 after the information has been determined.

35.	Your current disclosure states your intention to apply for listing on the New York Stock Exchange. Please clarify whether you have in fact applied for listing on the New York Stock Exchange and if not, specify the reasons why you have not yet applied.

The revision requested by the Staff has been made in Amendment No. 1.

Dividend Policy, page 27

36.	Please revise to explain why you believe you will be capable of distributing dividends given the net loss you incurred during the last fiscal year on a pro forma basis. Further, disclose the percentage of available cash for distribution that you intend on distributing. We may have further comment.

Under Delaware law, the Registrant may declare dividends to the extent of its “surplus” (which is defined as total assets at fair market value minus total liabilities minus statutory capital), or, if there is no surplus, out of net profits for the then preceding fiscal year. The Registrant believes it will be capable of distributing dividends out of surplus. The Registrant notes that it had a surplus in fiscal year 2005 under Delaware law.

The Registrant intends to distribute dividends in a fixed dollar amount, which will be a percentage of the initial offering price. Please see “Dividend Policy” in Amendment No. 1.

Melissa Campbell Duru, Esq.

Securities and Exchange Commission

May 22, 2006

Unaudited Pro Forma Consolidated Statement of Operations, page 32

37.	Revise the pro forma information to include a measure of earnings (loss) per share in accordance with Rule 11-02 of Regulation S-X.

The revision requested by the Staff has been made in Amendment No. 1.

38.	Please note that it is our expectation that the pro forma financial information presented in the S-1 should be the same as that presented in the Form S-4. Please advise us of any additional information that you believe should be considered.

Please see the third paragraph of this letter. Except for differences arising out of the different use of proceeds, the Registrant believes that the pro form financial information contained in the Form S-1 would be the same as that in the Form S-4. This comment will be addressed in connection with any amendment to the Form S-4.

Financial Statements of Printing and Writing Papers Business, page F-2

Report of Independent Registered Public Accounting Firm, page F-2

39.	We note that your auditors have issued an audit report opining on the accompanying combined financial position at December 31, 2004 and 2003. However, the December 31, 2003 balance sheet is not included in your filing. As we believe that financial statements referenced in an audit opinion should correspond precisely with those that are included in the filing, it will be necessary to either have your independent auditors remove the reference to the December 31, 2003 combined statement of financial position, or to revise the document to include the statement.

The reference to the December 31, 2003 combined statement of financial position has been removed.

Combined Statements of Operations, page F-3

40.	We note you present loss per share for the predecessor based on the capital structure of the successor, although you have refrained from reporting share activity in the Statements of Changes in Combined Equity on page F-5. Please explain your rationale in utilizing the capital structure of the successor entity in deriving per share results for your predecessor entity, describe the character of the measures that you believe this procedure yields, and also tell us the reasons you believe presenting the measures in the Form S-1 is appropriate, while leaving them out of the Form S-4.

The predecessor was a combined entity representing divisional accounts of a larger legal entity. As such, the predecessor did not have common shares outstanding or any capital structure of its own. Therefore, the Registrant has utilized the capital structure of the successor entity so that the calculation is consistently performed across all periods presented. The Registrant will consider the disclosure of earnings per share in connection with any amendment to the Form S-4.

Melissa Campbell Duru, Esq.

Securities and Exchange Commission

May 22, 2006

41.	We note that while the net losses for the periods are presented in millions, your disclosure on page F-25 suggests that the number of common shares outstanding is not. Please revisit your EPS calculations and related disclosures throughout the document, and revise as necessary to correctly present the measures of loss per share.

The Registrant has 100 shares of common stock issued and outstanding. The Registrant has correctly presented all per share disclosures in millions. If a stock split is effected prior to the effectiveness of the Registration Statement, it is likely that the Registrant will then present EPS on a non-rounded basis.

*     *     *     *     *

Your prompt review of Amendment No. 1 to the Registration Statement is greatly appreciated. Please contact the undersigned at (212) 756-2565 or Michael Littenberg at (212) 756-2524 with any questions concerning this submission.

Very truly yours,

/s/ Neil C. Rifkind
Neil C. Rifkind

cc:	Matthew L. Jesch
NewPage Holding Corporation
Chief Financial Officer

Douglas K. Cooper
NewPage Holding Corporation
Vice President, General Counsel and Secretary

Gregory A. Hoffbauer
NewPage Holding Corporation
Assistant Controller

Michael R. Littenberg, Esq.
Schulte Roth & Zabel LLP